SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CT Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126426 40 2

(CUSIP Number)

Michael R. Coltrane

c/o CT Communications, Inc., 1000 Progress Place Northeast, Concord, NC 28025 (704) 722-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No. 126426 40 2	Page 2 of __3___ Pages

1	NAME OF REPORTING PERSON Michael R. Coltrane c/o CT Communications, Inc. 1000 Progress Place Northeast Concord, NC 28025
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ N/A (b) ¨
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 589,215
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 40,942
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 589,215
WITH	10	SHARED DISPOSITIVE POWER 40,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 126426 40 2	Page 3 of __3___ Pages

This Amendment No. 2 amends the Schedule 13D (the “Original Schedule 13D”) filed by Michael R. Coltrane (the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on March 12, 2000, as amended by Amendment No. 1 filed with the SEC on June 24, 2002, relating to the Common Stock of CT Communications, Inc., a North Carolina corporation (the “Company”).  Capitalized terms used herein without definition have the meaning set forth in the Original Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As of the date of this report, the Reporting Person beneficially owns an aggregate of 630,157 shares of Common Stock, which represents approximately 3.36% of the shares of Common Stock outstanding on September 16, 2002.

(b)

The number of shares of Common Stock as to which the Reporting Person has

(i)

sole power to vote or direct the vote is

589,215

(ii)

shared power to vote or direct the vote is

40,942

(iii)

sole power to dispose or direct the disposition is

589,215

(iv)

shared power to dispose or direct the disposition is

40,942

(c)

On September 16, 2002, the Reporting Individual resigned as co-trustee of The Miriam C. Schramm Trust.

(d)

 As previously discussed in the Original Schedule 13D, the Reporting Person is deemed the beneficial owner of shares of Common Stock owned directly by the Reporting Person’s spouse and by grantor retained annuity trusts, for which the Reporting Person is the trustee and a beneficiary.  Accordingly, the Reporting Person's spouse and the grantor retained annuity trusts will receive any dividends from, or the proceeds from any sale of, the shares of Common Stock directly owned by them.

(e)

On September 16, 2002, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Date:  September 18, 2002

Michael R. Coltrane

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